Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) dated January 15, 2010 and related Prospectus of Nationwide Health Properties, Inc. for the registration of common stock, preferred stock, debt securities, and warrants and to the incorporation by reference therein of our reports dated February 16, 2009, with respect to the consolidated financial statements and schedule of Nationwide Health Properties, Inc. and the effectiveness of internal control over financial reporting of Nationwide Health Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Irvine, California
January 13, 2010